Prospectus
May 1, 2000

Mosaic Income Trust

Institutional Bond Fund

This Mosaic Income Trust Prospectus offers a mutual fund whose objective is to obtain the highest total investment return through investment in bonds. The Institutional Bond Fund invests in a combination of corporate and government bonds with an average dollar weighted maturity not to exceed 10 years. It invests in bonds rated A or better.

Features

- $50,000 minimum initial investment
- No commissions or sales charges

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Madison Mosaic, LLC
Investment Advisor

Table of Contents

Risk/Return Summary: Investments, Risks and Performance

Fund Investment Objectives/Goals

The objective of the Institutional Bond Fund (the "Fund") is to obtain the highest possible total investment return.

Principal Investment Strategies of the Fund

The fund seeks to achieve its objective through diversified investment in bonds and other debt securities.

The Fund invests in a broad range of corporate debt securities, obligations of the U.S. Government and its agencies and money market instruments. It invests at least 65% of its total assets in bonds with the total portfolio having an average dollar weighted maturity of ten years or less. All of the fund's net assets will be invested in securities rated "A" or better.

Principal Risks of Investing in the Fund

Interest Rate Risk

The share price of the Fund reflects the value of the bonds it holds. When interest rates or general demand for fixed-income securities change, the value of these bonds change. If the value of these bonds falls, the share price of the Fund will go down. If it falls below the price you paid for your shares, you could lose money when you redeem your shares.

What might cause bonds to lose value? One reason might be a rise in interest rates. When this happens, existing bonds that pay a lower rate become less attractive and their prices tend to go down.

The longer the maturity of any bond, the greater the effect will be on its price when interest rates change.

Call Risk

If a bond issuer "calls" a bond (pays it off at a specified price before it matures), the Fund would have to reinvest the proceeds at a lower interest rate. It may also experience loss if the bond is called at a price lower than what we paid.

Tax-Related Risk

You can receive a taxable distribution of capital gain. You may also owe taxes if you sell your shares at a price that is higher than the price you paid for them.

Other Risks

Some federal agency securities are not backed by the full faith and credit of the United States, so we must look to the agency issuing the bond for ultimate repayment. Also, the Fund may own

government agency obligations backed by mortgages. If the mortgage holders prepay them during a period of falling interest rates, the Fund could be exposed to prepayment risk. In that case, it must reinvest the proceeds at a lower interest rate. The security itself may not increase in value with the corresponding drop in rates since the prepayment acts to shorten the maturity of the security.

Risk/Return Bar Chart and Performance Table

Because the Fund is new, no historical performance information is available.

To obtain the current 30-day yield for the Fund, call our shareholder service department toll-free at 888-670-3600. Remember, however, that the yield changes and past performance does not necessarily indicate how the Fund will perform in the future.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of offering price)	None
Redemption Fee	None
Exchange Fee	None

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)

	Institutional Bond Fund
Management Fees	0.30%
Distribution (12b-1) Fees	None
Other expenses	0.15%
Total Annual Fund Operating Expenses	0.45%

Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that each fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Institutional Bond Fund	$46	$144

Additional fees and transaction charges described in the Institutional Bond Fund “Guide to Doing Business,” if applicable, will increase the level of expenses that can be incurred. (For example, fees are charged for certain wire transfers, stop payments on checks and bounced investment checks). In addition, if you purchase or redeem shares in the Fund through a securities broker you may be charged a transaction fee by the broker for handling of the transaction. The Fund does not receive these fees. You can engage in any transaction directly with the Fund to avoid such charges. The Institutional Bond Fund Guide to Doing Business is found on pages 12 to 21 of this prospectus.

Investment Objectives

The objective of the Fund is to obtain the highest possible total investment return.

There can be no assurance that the objective of the Fund will be achieved.

Although the investment objective of the Fund may be changed without shareholder approval, shareholders will be notified in writing prior to any material change.

Implementation of Investment Objectives

The Fund seeks to achieve its objectives by investing in corporate debt securities, obligations of the U.S. Government and its agencies and instrumentalities and money market instruments. We select bonds for the Fund that we believe provide the best combination of yield (the interest rate the bond pays in relation to its price), credit risk and diversification for the Fund. We also consider whether a particular bond may increase in value from its price at the time of purchase.

The percentage of the Fund’s assets that we may invest at any particular time in a particular type of security and the average weighted maturity of the total portfolio (never more than 10 years) will depend on our judgment regarding the risks in the general market. We monitor many factors affecting the market outlook, including economic, monetary and interest rate trends, market momentum, institutional psychology and historical similarities to current conditions.

Corporate Debt Securities. We will primarily buy corporate debt securities assigned one of the three highest quality ratings by Standard & Poor’s or Moody’s or, if unrated, judged by the Advisor to be of comparable quality. These are generally referred to as “investment grade” securities and are rated AAA, AA and A by Standard & Poor’s or Aaa, Aa and A by Moody’s.

We will sell any security owned by the Fund that is downgraded below A. We will make the sale within three months of the downgrade. We will determine the timing and terms of the sale that we believe are in the best interests of the Fund.

We apply our investment selection criteria at the time an investment is made. Except as described above, we might not sell a bond because of an adverse change in quality rating or other characteristics because the impact of such change is often already reflected in market price before the bond can be sold.

U.S. Government Securities. We may also buy investment grade U.S. Government securities. These include a variety of securities issued or guaranteed by the U.S. Treasury and various agencies of the federal government. They also include various instrumentalities that were established or sponsored by the U.S. Government and certain interests in these types of securities.

Treasury securities include notes, bills and bonds. Obligations of the Government National Mortgage Association (Ginnie Mae), the Federal Home Loan Banks, the Federal Farm Credit System, Freddie Mac, Fannie Mae, the Small Business Association and the Student Loan Marketing Association are also considered to be U.S. Government securities.

Except for Treasury securities, these obligations may or may not be backed by the "full faith and credit" of the United States. Government agency obligations are generally guaranteed as to principal and interest by agencies and instrumentalities of the U.S. government.

Money Market Securities. Finally, we may invest in money market securities. Money market securities are subject to the limitation that they mature within one year of the date of their purchase. These include:

a) commercial paper (including variable rate master demand notes) rated at least A-2 by Standard and Poor's Corporation or Prime-2 by Moody's, or if not so rated, issued by a corporation which has outstanding debt obligations rated at least in the top two ratings by Standard and Poor's and Moody's;

b) debt obligations (other than commercial paper) of corporate issuers which obligations are rated at least AA by Standard or Poor's or Aa by Moody's; and

c) short-term obligations of or guaranteed by the U.S. government, its agencies or instrumentalities.

Maturity

We will normally invest the Fund so that it has an average dollar weighted maturity of 10 years or less. If we believe that market risks are high and bond prices in general are vulnerable to decline, we may reduce the average maturity of the Fund's bonds and increase its cash reserves and money market holdings. We do not, however, intend to engage in extensive short-term trading.

Temporary Defensive Position

We reserve the right to invest a portion of the Fund's total assets in short-term debt securities (those with maturities of one year or less) and to maintain a portion of Fund assets in uninvested cash. However, we do not intend to hold more than 35 percent of the Fund's total assets in such investments unless we determine that market conditions warrant a temporary defensive investment position. Under such circumstances, up to 100 percent of the Fund may be so invested. To the extent that the Fund is so invested, it may not be invested in accordance with policies designed to achieve its stated investment objective.

Short-term investments may include investment grade certificates of deposit, commercial paper and repurchase agreements. We might hold substantial cash reserves in seeking to reduce the Fund's exposure to bond price depreciation during a period of rising interest rates and to maintain desired liquidity while awaiting more attractive investment conditions in the bond market.

Portfolio Trading Activity – Taxable Capital Gains Potential

We may alter the composition of the Fund with regard to quality and maturity and we may sell securities prior to maturity. Under normal circumstances, however, turnover for the Fund is generally not expected to exceed 100%.

Sales of Fund securities may result in capital gains. This can occur any time we sell a bond at a price that was higher than the price we paid for it, even if we do not engage in active or frequent trading.

Under normal circumstances, the Fund will not engage in active or frequent trading of its bonds. However, it is possible that we will determine that market conditions require a significant change to the composition of the Fund's portfolio. (For example, if interest rates rise or fall significantly, we may attempt to sell bonds before they lose much value.) Also, if the Fund experiences large swings in shareholder purchases and redemptions, we may be required to sell bonds more frequently in order to generate the cash needed to pay redeeming shareholders. Under these circumstances, the Fund could make a taxable capital gain distribution.

Principal Risks

Interest Rate Risk

The value of shares purchased in the Fund will fluctuate due to changes in the value of securities held by the Fund. At the time an investor sells his or her shares, they may be worth more or less than their original cost.

Bonds tend to increase in value when prevailing interest rates fall, and to decrease in value when prevailing interest rates rise. The longer the maturities of the bonds held in the Fund, the greater the

magnitude of these changes. Investments with the highest yields may have longer maturities or lower quality ratings than other investments, increasing the possibility of fluctuations in value per share.

Tax-Related Risk

In addition to dividends from any interest earned by Fund securities and paid to you, shareholders in the Fund can recognize taxable income in two ways:

(1) If you sell your shares at a price that is higher than when you bought them, you will have a taxable capital gain. On the other hand, if you sell your shares at a price that is lower than the price when you bought them, you will have a capital loss.

(2) In the event the Fund sells more securities at prices higher than when they were bought by the Fund, the Fund may pass through the profit it makes from these transactions by making a taxable capital gain distribution. (The discussion regarding Portfolio Trading Activity – Taxable Capital Gains Potential in the previous section above explains what circumstances can produce taxable capital gains.)

Call Risk

We may buy “callable bonds.” This means that the issuer can redeem the bond before maturity. An issuer may want to call a bond after interest rates have gone down. If an issuer calls a bond we own, we would have to reinvest the proceeds at a lower interest rate. Also, if the price we paid for the bond was higher than the call price, the effect is the same as if the Fund sold the bond at a loss.

Portfolio Specific Risks

Government Securities

Some federal agencies have authority to borrow from the U.S. Treasury while others do not. In the case of securities not backed by the full faith and credit of the United States, we must look principally to the agency issuing or guaranteeing the obligation for ultimate repayment. We may not be able to assess a claim against the United States itself in the event the agency or instrumentality does not meet its commitments.

Mortgage Backed Securities

The Fund may own securities that are backed by mortgages such as, for example, Ginnie Mae or Fannie Mae securities. Normally, the payments the Fund will receive on such securities represent interest and a portion of the principal on each mortgage. However, mortgage holders may refinance their properties when interest rates fall. This has the effect of prepaying large amounts of the principal on these types of securities. If this happens, we must reinvest the proceeds at a lower interest rate than we were able to obtain when we purchased the security. Another aspect of this “prepayment risk” is that prepayments have the effect of shortening maturity. As a result, when bonds with

longer maturities are becoming more valuable as interest rates fall, these types of securities may not enjoy the full benefit of this interest rate movement.

Management

The Advisor

We are Madison Mosaic, LLC, 1655 Fort Myer Drive, Arlington, Virginia, a wholly-owned subsidiary of Madison Investment Advisors, Inc., 6411 Mineral Point Road, Madison, Wisconsin ("Madison"). We manage approximately $200 million in the Mosaic family of mutual funds, which includes stock, bond and money market portfolios. Madison, a registered investment advisory firm for over 25 years, provides professional portfolio management services to a number of clients and has approximately $4 billion under management. We share investment management personnel with Madison.

We are responsible for the day-to-day administration of the Fund's activities. Investment decisions regarding the Fund can be influenced in various manners by a number of individuals.

Generally, all decisions regarding the Fund's average maturity, duration and investment considerations concerning interest rate and market risk are the primary responsibility of Madison's investment policy committee. The investment policy committee is made up of the top officers and managers of Madison.

The decisions reached by the investment policy committee are carried out on a day-to-day basis by a team of portfolio management officers of Madison. This "fixed-income portfolio management team" selects individual bonds and performs other management functions for the Fund. The team performs the same type of activities for Madison's individual clients and Mosaic Income Trust portfolios not offered by this prospectus.

Compensation

Advisory Fee. We receive a fee for our services under our Investment Advisory Agreement with the Trust. The fee is set at 0.30% of the average daily net assets of the Fund.

Administrative and Services Fee. Under a separate Services Agreement with the Mosaic Income Trust, we provide or arrange for the Fund to have all other operational and other support services it needs. We receive a fee calculated as a percentage of the average daily net assets of the Fund for these services. As of the date of this prospectus, this fee has been set at 0.15%.

Pricing of Fund Shares

The price of each Fund share is based on its net asset value (or "NAV"). This equals the total daily value of the Fund's assets, minus its expenses and liabilities, divided by the total number of outstanding shares. The Fund's NAV is calculated at the close of the New York Stock Exchange each day it is open for trading.

We use the market value of the securities in each fund in order to determine NAV. We obtain the market value from one or more established pricing services.

When you purchase or redeem shares, your transaction will be priced based on the next calculation of NAV after your order is received in proper form. This may be higher, lower or the same as the NAV from the previous day.

Dividends and Distributions

The Fund's net income, if any, is declared as dividends and distributed to shareholders at least annually. Dividends are paid in the form of additional shares credited to your account when paid, unless you elect in writing to receive a dividend check or payment by electronic funds transfer. Any net realized capital gains would also be distributed at least annually.

Taxes

Federal Tax Considerations

The Fund will distribute to shareholders 100% of its net income and net capital gains, if any.

Dividends and any capital gain distributions will be taxable to you. In January each year, the Fund will send you an annual notice of dividends and other distributions paid during the prior year. Capital gains distributions can be taxed at different rates depending on the length of time the securities were held.

Because the share price fluctuates for the Fund, every time you redeem shares in the Fund, you will create a capital gain or loss that has tax consequences. It is your responsibility to calculate the cost basis of shares purchased. You must retain all statements received from the Fund to maintain accurate records of your investments.

An *exchange* of the Fund's shares for shares of another fund will be treated as a *sale* of the Fund's shares. As a result, any gain on the transaction may be subject to federal, state or local income tax.

If you do not provide a valid social security or tax identification number, you may be subject to federal withholding at a rate of 31% of dividends, any capital gain distributions and redemptions. Any fine assessed against the Fund that results from your failure to provide a valid social security or tax identification number will be charged to your account.

State Tax Considerations

In most states, the dividends and any capital gains you receive will be subject to any state income tax.

Financial Highlights

Because the Fund is new, no historical “financial highlights” are available as of the date of this prospectus.

Institutional Bond Fund Guide to Doing Business

Shareholder Account Transactions

Confirmations and Statements

Daily Transaction Confirmation

All purchases and redemptions (unless systematic) are confirmed in writing with a transaction confirmation. Transaction confirmations are usually mailed on the same day a transaction is posted to your account. Therefore, you should receive the confirmation in the mail within a few days of your transaction.

Quarterly Statement

Quarterly statements are mailed at the end of each calendar quarter. The statements reflect account activity through the most recent quarter. At the end of the calendar year, the statement will reflect account activity for the entire year.

We strongly recommend that you retain all daily transaction confirmations until you receive your quarterly statements. Likewise, you should keep all of your quarterly statements until you receive your year-end statement showing the activity for the entire year.

Changes to an Account

To make any changes to an account, we recommend that you call us to discuss the changes to be made and ask about any documentation that you may need to provide. Though some changes may be made by phone, generally, in order to make any changes to an account, Mosaic may require a written request signed by all of the shareholders with their signatures guaranteed.

Telephone Transactions

Mosaic Funds has a number of telephone transaction options. You can exchange your investment among the funds in the family, request a redemption and obtain account balance information by telephone. Mosaic will employ reasonable security procedures to confirm that instructions communicated by telephone are genuine; and if it does not, it may be liable for losses due to unauthorized or fraudulent transactions. These procedures can include, among other things, requiring one or more forms of personal identification prior to acting upon your telephone instructions, providing written confirmations of your transaction and recording all telephone conversations with shareholders. Certain transactions, including some account registration changes, must be authorized in writing.

Certificates

Certificates will not be issued to represent shares in the Fund.

How to Open A New Account

Minimum Initial Investment

Mosaic Institutional Bond Fund is available to investors for a minimum initial investment of $50,000. The $50,000 minimum may be satisfied when one or more related accounts are opened at the same time. An account is considered related when it is opened by the same retirement plan, corporation, individual or other entity.

Required Maintenance Investment Balance

Mosaic reserves the right to involuntarily redeem:

- individual accounts with balances that fall below $50,000 (as a result of shareholder activity and not market action).
- all related accounts when the value of all the accounts within any institutional relationship falls below $50,000 (as a result of shareholder activity and not market action).
- all related accounts if the average account size within any institutional relationship has a market value of less than $1,000 (as a result of shareholder activity and not market action).

  For example, if an institution allocates $50,000 among one account with $49,000 and 1000 accounts with $1, the average account size would be approximately $50 ($50,000 divided by 1001) and would not meet the Institutional Bond Fund's maintenance balance requirements.

Prior to closing your account, we will give you 30 days written notice during which time you may increase your balance to avoid having your account(s) closed.

By Check

Open your new account by completing an application and sending it along with a check payable to Mosaic Funds as follows:

Regular Mail:
Mosaic Funds
c/o Firstar Mutual Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701

Overnight:
Mosaic Funds
c/o Firstar Mutual Fund Services, LLC
615 E. Michigan Street, 3rd Floor
Milwaukee, WI 53202

By Wire

Please call Mosaic before you wire money (no later than close of New York Stock Exchange) to ensure proper and timely credit to your account.

When you open a new account by wire, you must promptly send us a signed application. We cannot send any redemption proceeds from your account until we have your signed application in proper form.

Please wire money to:
Firstar Bank Milwaukee, NA
777 East Wisconsin Avenue
Milwaukee, WI
ABA # 075000022
Credit: Firstar Mutual Fund Services
Acct # 112-952-137
FFC: Mosaic Institutional Bond Fund
(Shareholder name, fund #, and account number)

By Exchange

You may open a new account by exchange from an existing account when your new account will have the same registration and tax identification number as the existing account and you are investing at least $50,000. You may also qualify to open an account by exchange if you are investing less than $50,000 if you are a member of an institutional relationship (retirement plan, for example) that satisfies the $50,000 requirement. A new account application is required only when the account registration or tax identification number will be different from the application for the

existing account. Exchanges may only be made into funds that are sold in the shareholder's state of residence.

How to Purchase Additional Shares

Purchase Price

Share prices (net asset values or "NAV") are determined every day that the New York Stock Exchange is open. Purchases are priced at the next share price determined after the purchase request is received in proper form by Mosaic.

Purchases and Uncollected Funds

Sometimes a shareholder investment check or electronic transfer is returned to Mosaic Funds unpaid. In other words, we sometimes get checks that bounce. Mosaic has a procedure to protect you and other shareholders from loss resulting from these items. We may delay paying the proceeds of any redemption for 12 days or more until we can be determine that the check or other deposit item (including purchases by Electronic Funds Transfer "EFT") used for purchase of the shares has cleared. Such deposit items are considered "uncollected" until Mosaic determines that they have actually been paid by the bank on which they were drawn.

Purchases made by federal funds wire or U.S. Treasury check are considered collected when received and not subject to the 12 day hold. All purchases earn dividends from the day after the day of credit to a shareholder's account, even while not collected.

Minimum Subsequent Investment

Subsequent investments may be made for $50 or more.

By Check

Please make your check payable to Mosaic Funds. Mail it along with an investment slip or, if you don't have one, please write your fund and account number (and the name of the fund) on your check.

Regular Mail:
Mosaic Funds
c/o Firstar Mutual Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701

Overnight:
Mosaic Funds
c/o Firstar Mutual Fund Services, LLC
615 E. Michigan Street, 3rd Floor
Milwaukee, WI 53202

By Wire

You should call Mosaic before you wire money to ensure proper and timely credit.

Please wire money to:

Firstar Bank Milwaukee, NA
777 East Wisconsin Avenue
Milwaukee, WI
ABA # 075000022
Credit: Firstar Mutual Fund Services
Acct # 112-952-137
FFC: Mosaic Institutional Bond Fund
(Shareholder name, fund #, and account number)

By Automatic Investment Plan

You can elect to have a monthly (or less frequent) automatic investment plan. Mosaic will automatically credit your Mosaic account and debit the bank account you designate with the amount of your automatic investment. The automatic investment is processed as an electronic funds transfer (EFT).

To establish an automatic investment plan, complete the appropriate section of the application or call us for information. The minimum monthly amount for an EFT is $100. You may change the amount or discontinue the automatic investment plan any time. Mosaic does not charge for this service.

How to Redeem Shares

Redemption Price

Share prices (net asset values or "NAVs") are determined every day that the New York Stock Exchange is open. Redemptions are priced at the next share price determined after the redemption request is received in proper form by Mosaic.

Signature Guarantees

To protect your investments, Mosaic requires signature guarantees for certain redemptions.

What is a signature guarantee? It is a certification by a financial institution that knows you and recognizes your signature that your signature on a document is genuine.

A signature guarantee helps Mosaic ensure the identity of the authorized shareholder(s). If you anticipate the need to redeem large amounts of money, we encourage you to establish pre-authorized bank wire instructions on your account. You can pre-authorize bank wire instructions by completing the appropriate section of a new application or by calling us to inquire about any necessary documents. A signature guarantee may be required to add or change bank wire instruction on an account.

A signature guarantee is required for any redemption when:

(1) the proceeds are to be greater than $50,000,
(2) the proceeds are to be delivered to someone other than you, as shareholder of record,
(3) the proceeds are to be delivered to an address other than your address of record, or
(4) you made any change to your registration or account privileges within the last 15 days.

Redemptions and Uncollected Funds

We may delay paying the proceeds of any redemption for 12 days or more until we can determine that the check or other deposit item (including purchases by Electronic Funds Transfer "EFT") used for purchase of the shares has cleared. Such deposit items are considered "uncollected," until Mosaic determines that the bank on which they were drawn has actually paid them. Purchases made with federal funds wire or U.S. Treasury check are considered collected when received and not subject to the 12-day hold.

By Telephone or By Mail

Upon request by telephone or in writing, we will send a redemption check up to $50,000 to you, the shareholder, at your address of record only. A redemption request for more than $50,000 or for proceeds to be sent to anyone or anywhere other than the shareholder at the address of record must be made in writing, signed by all shareholders with their signatures guaranteed. See section "Signature Guarantees" above. Redemption requests in proper form received by mail and telephone are normally processed within one business day.

Stop Payment Fee

To stop payment on a redemption or distribution check, call our Shareholder Service department immediately.

Normally, Mosaic Funds charges a fee of $20.00, or the cost of stop payment, if greater, for stop payment requests on a check issued by Mosaic on behalf of a shareholder. Certain documents may be required before such a request can be processed.

By Wire

With one business day's notice, we can send funds by wire transfer to the bank and account designated on the account application or by subsequent written authorization. If you anticipate the need to redeem large amounts of money, we encourage you to establish pre-authorized bank wire instructions on your account. You can pre-authorize bank wire instructions by completing the appropriate section of a new application or by calling us to inquire about any necessary documents. A signature guarantee may be required to add or change bank wire instruction on an account. See pages 16-17 for signature guarantee requirements.

Mosaic accepts signature guarantees from banks with FDIC insurance, certain credit unions, trust companies, and members of a domestic stock exchange. A guarantee from a notary public is not an acceptable signature guarantee.

Redemptions by wire can be arranged by calling the telephone numbers on the back page of your prospectus and this Guide to Doing Business. Requests for wire transfer must be made by 4:00 p.m. Eastern time the day before the wire will be sent.

Wire Fee

There will be a $12 fee for redemptions by wire to domestic banks. Wire transfers sent to a foreign bank for any amount will be processed for a fee of $30 or the cost of the wire if greater.

By Exchange

You can redeem shares from one Mosaic account and concurrently invest the proceeds in another Mosaic account by telephone when your account registration and tax identification number are the same. There is no charge for this service.

By Systematic Withdrawal Plan

You can elect to have a systematic withdrawal plan whereby Mosaic will automatically redeem shares in your Mosaic account and send the proceeds to a designated recipient. To establish a systematic withdrawal plan, complete the appropriate section of the application or call us for information. The minimum amount for a systematic withdrawal is $100. Shareholders may change the amount or discontinue the systematic withdrawal plan anytime.

Electronic Funds Transfer Systematic Withdrawal

A systematic withdrawal can be processed as an electronic funds transfer, commonly known as EFT, to credit a bank account or financial institution.

Check Systematic Withdrawal

Or it can be processed as a check that is mailed to anyone you designate.

Special Redemption Rules for IRAs

Because IRA owners must make a written withholding election for income tax purposes when they redeem shares from their IRA, you must request IRA redemptions in writing. Before you think you may need to redeem funds from your IRA at Mosaic, call us for a form that contains the required tax election provisions.

Distribution Options

The Fund may make periodic payments of dividends from income or capital gains. Your account application allows you to select the distribution option you would like for each type of distribution. If you do not make a selection on your application, all your distributions will be automatically reinvested in your account.

If you do not want your distributions automatically reinvested, you can have your distributions (1) automatically invested in another Mosaic account, (2) paid to you by check or (3) deposited directly to your bank account.

Payments in Kind

If, in the opinion of the Trustees, extraordinary conditions exist which make cash payments undesirable, payments for any shares redeemed may be made in whole or in part in securities and other property of any Trust. However, Mosaic Income Trust elected, pursuant to rules of the Securities and Exchange Commission, to permit any shareholder of record to make redemptions wholly in cash to the extent the shareholder's redemptions in any 90-day period do not exceed the lesser of 1% of the aggregate net assets of the Trust or $250,000.

Any property of the Fund distributed to shareholders will be valued at fair value. In disposing of any such property received from the Fund, a shareholder might incur commission costs or other transaction costs. There is no assurance that a shareholder attempting to dispose of any such property would actually receive the full net asset value for it. Except as described herein, however, we intend to pay for all share redemptions in cash.

How to Close an Account

To close an account, you should call us and request that your account be closed.

When you close your account, shares will be redeemed at the next determined net asset value. You can close your account by telephone, wire transfer or by mail as explained above in the section "How To Redeem Shares."

Other Fees

Returned Investment Check Fee

Your account will be charged (by redemption of shares) $25.00 for items deposited for investment that are returned unpaid for any reason.

Broker Fees

If you purchase or redeem shares through a securities broker, your broker may charge you a transaction fee. This charge is kept by the broker and not transmitted to Mosaic Funds. However, you can engage in any transaction directly with Mosaic Funds to avoid such charges.

Other Fees

Mosaic reserves the right to impose additional charges, upon 30 days written notice, to cover the costs of unusual transactions. Services for which charges could be imposed include, but are not

limited to, processing items sent for special collection, international wire transfers, research and processes for retrieval of documents or copies of documents.

IRAs

The Fund can be used for retirement plan investments, including IRAs.

Annual IRA Fee

There is a $12.50 fee per IRA account with a $25.00 maximum per year. You can prepay this fee.

Traditional IRAs

Traditional Individual Retirement Accounts ("Traditional IRAs") may be nondeductible or partially deductible. Traditional IRA contributions up to the allowable annual limits may be made, and the earnings on such contributions will accumulate tax-free until distribution. Traditional IRA contributions that you deducted from your income taxes and the earnings on such contributions will be taxable when distributed.

Mosaic Funds will provide you with an IRA disclosure statement with an IRA application. The disclosure statement explains various tax rules that apply to traditional IRAs. A separate application is required for IRA accounts.

Roth IRAs

Roth IRAs are nondeductible; however, the earnings on such contributions will accumulate and are distributed tax-free as long as you meet the Roth IRA requirements.

Mosaic Funds will provide you with an IRA disclosure statement with an IRA application. The disclosure statement explains various tax rules that apply to Roth IRAs. A separate application is required for IRA accounts.

Conversion Roth IRAs

You may convert all or part of your Traditional IRA into a Roth IRA at Mosaic. Please call us for a Conversion Roth IRA form if you want to accomplish this conversion. You will be required to pay taxes on some or all of the amounts converted from a traditional IRA to a Conversion Roth IRA. You should consult your tax advisor and your IRA disclosure statement before you accomplish this conversion.

Mosaic Income Trust has a Statement of Additional Information (SAI) that includes additional information the Fund. Additional information about the Fund's investments is available in the Fund's annual and semi-annual reports to shareholders. In the Fund's annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the performance of the Fund during the last fiscal year. The SAI and the Fund's annual and semi-annual reports are available without charge by calling 800-368-3195.

Please call our shareholder service department if you have any questions about the Fund or if you would like a copy of any written fund information. Additional information is also available at the Mosaic Funds Internet Investment Center at http://www.mosaicfunds.com.

Finally, you can review and copy information about Mosaic Income Trust (including the SAI) at the SEC's Public Reference Room in Washington, DC. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Reports and other information about the Fund are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by writing the SEC's Public Reference Section, Washington, DC 20549-6009.

Telephone Numbers

Shareholder Service
Toll-free nationwide: **1 888 670-3600**

Mosaic Tiles (24 hour automated information)
Toll-free nationwide: **1 800 336-3063**

Transfer Agent
Mosaic Funds
c/o Firstar Mutual Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701

SEC File Number 811-3616

Mosaic Income Trust

Mosaic Institutional Bond Fund

PROSPECTUS

May 1, 2000

MOSAIC FUNDS

http://www.mosaicfunds.com